UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 20)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M-10-8
(CUSIP Number)

Bennett S. LeBow
667 Madison Avenue
14th Floor
New York, NY 10065
(212) 319-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2014
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON
Bennett S. LeBow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		10,785,116
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		10,785,116
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,785,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 92240M-10-8                                        3

PRELIMINARY STATEMENT:

This Amendment No. 20 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Items 2, 3, 5, 6 and 7 are hereby amended and supplemented as follows:

ITEM 2.    IDENTITY AND BACKGROUND

(b) The principal business address of the Reporting Person is 667 Madison Avenue, 14th Floor, New York, NY 10005.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 3, 2014, LeBow Family Irrevocable Trust transferred to the Reporting Person 1,453,305 shares of Common Stock as consideration for (i) the payment for an intrafamily obligation in the net amount of approximately $16,585,524 owed by LeBow Family Irrevocable Trust to the Reporting Person and (ii) the Reporting Person's assumption of a margin loan balance of approximately $7,205,079 that was owed by LeBow Family Irrevocable Trust. The beneficiaries of LeBow Family Irrevocable Trust are the children and grandchildren of the Reporting Person. The Reporting Person does not possess voting or dispositive power with respect to the shares of Common Stock held by LeBow Family Irrevocable Trust.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
As of January 3, 2014, the Reporting Person was the direct or indirect beneficial owner of, in the aggregate, 10,785,116 shares of Common Stock, which constituted approximately 11.1% of the 97,482,998 shares of Common Stock outstanding, as of January 3, 2014. The shares of the Company's Common Stock outstanding at January 3, 2014 include 2,970,168 shares issued upon the conversion of the Company’s 3.875% Variable Interest Senior Convertible Debentures due 2026, which occurred in November 2013.

CUSIP NO. 92240M-10-8                                        4

(b)
The Reporting Person (a) exercises sole voting power and sole dispositive power over 1,475,958 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 5,699,392 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, (ii) 364,651 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, and (iii) 3,245,115 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Holdings LLC is the general partner of LeBow Alpha LLLP, which is the controlling member of LeBow Epsilon 2001 LLC, which is the general partner of LeBow Epsilon 2001 Limited Partnership. The Reporting Person is trustee of LeBow 2011 Management Trust, a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC.

(c)	The disclosures contained under Item 3 are incorporated herein by this reference.

(d)	The disclosures contained under Item 6 are incorporated herein by this reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 3, 2014, the Reporting Person pledged 1,453,305 shares of Common Stock to Goldman, Sachs & Co. as collateral for a margin loan in the amount of approximately $7,205,079 that previously was owed by LeBow Family Irrevocable Trust and was assumed by the Reporting Person on January 3, 2014. Immediately following his assumption of such margin loan, the Reporting Person repaid approximately $5,858,217, leaving a remaining margin balance of approximately $1,346,862 as of January 3, 2014.

ITEM 7.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Exhibit 16:	Margin Account and Listed Options Agreement, dated December 17, 2013, between Bennett S. LeBow and Goldman Sachs & Co.

CUSIP NO. 92240M-10-8                                        5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2014

By:	/s/ Bennett S. LeBow
Bennett S. LeBow